AB 3/23/06

SECUR 06005973 SION

RECEIVED FEB 2 8 2006 213 SEC MAIL PROCESSING SECTION WASH. D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ramat Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23811 Chagrin Boulevard, Suite 200
(No. and Street)

Beachwood (City) Ohio (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Zlatin (216) 595-0987
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake (City), Ohio (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 1 6 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Zlatin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ramat Securities, Ltd., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.O.O.

Title

Mary Beth Leslie
Notary Public, State of Ohio
My Commission Expires 4/26/09

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAMAT SECURITIES, LTD.

DECEMBER 31, 2005

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT 2

STATEMENT OF FINANCIAL CONDITION
December 31, 2005 3

STATEMENT OF OPERATIONS
Year ended December 31, 2005 4

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year ended December 31, 2005 5

STATEMENT OF CASH FLOWS
Year ended December 31, 2005 6

NOTES TO THE FINANCIAL STATEMENTS .... 7 - 10

SUPPLEMENTAL INFORMATION .... 11 - 13

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5 .... 14 - 15

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

MEMBERS
RAMAT SECURITIES, LTD.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Ramat Securities, Ltd. as of December 31, 2005, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ramat Securities, Ltd. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

February 21, 2006
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	175,069
Dividends receivable		843,942
Interest receivable		344,626
Notes receivable		594,304
Marketable securities owned at fair market value		79,152,750
Furniture and equipment – At cost – Less accumulated depreciation of $24,701		2,867
	$	81,113,558

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Payable to clearing broker	$	30,605,982
Securities sold but not yet purchased, at market value		6,819,526
Loan payable – Mortgage-backed securities		17,210,307
		54,635,815
MEMBERS' EQUITY		26,477,743
	$	81,113,558

The accompanying notes are an integral part of these statements.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

REVENUES	
Trading loss	$ (15,016,856)
Interest and dividend income	8,388,977
Other income	266,918
	(6,360,961)
EXPENSES	
Interest	3,136,945
Dividend expense	453,223
Clearing charges and communications	277,351
Professional fees	123,846
Depreciation	2,291
Other operating expenses	311,027
	4,304,683
NET LOSS	$ (10,665,644)

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

BALANCE – JANUARY 1, 2005	$ 48,758,639
DISTRIBUTIONS	(11,615,252)
NET LOSS	(10,665,644)
BALANCE – DECEMBER 31, 2005	$ 26,477,743

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net loss	$(10,665,644)
Adjustments to reconcile net loss to net cash provided from operating activities	
Depreciation	2,291
Unrealized losses – Net	15,388,130
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Dividends receivable	(554,796)
Interest receivable	317,582
Notes receivable	(594,304)
Securities owned - Net	75,502,942
Payable to clearing broker	(513,380)
Repayments on loan payable – Net	(69,601,693)
Securities sold but not yet purchased - Net	(7,520,765)
Net cash provided from operating activities	1,760,363
CASH FLOW USED IN FINANCING ACTIVITY	
Distributions to members	(3,900,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,139,637)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	2,314,706
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 175,069
NONCASH FINANCING ACTIVITY	
Distribution of securities owned to members	$ 7,715,252
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 3,356,650

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Ramat Securities, Ltd. (the Company) was formed as a limited liability company under the laws of the State of Ohio on November 22, 1994. The Company shall continue for thirty (30) years unless sooner terminated in accordance with its operating agreement. The Company is registered with the Securities and Exchange Commission (SEC) in the states of Ohio, Florida, Arizona, California, Connecticut, Illinois, New Jersey, New York, Pennsylvania, and Texas and is a member of the National Association of Securities Dealers, Inc. (NASD), as a broker-dealer. The Company is involved in the trading of fixed income securities, equity securities, options, and mortgage-backed securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the year, the Company may maintain cash accounts with financial institutions in excess of the Federal Deposit Insurance Corporation insurance. The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Notes Receivable

Notes receivable are secured obligations from unaffiliated parties due under specific terms as stated in the related agreements.

Notes receivable are stated at the amount due per the agreements.

Payments of notes receivable are allocated based on the payment terms identified in each agreement. The carrying amount of the notes receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. However, in the opinion of management, at December 31, 2005, no allowance was necessary.

Securities Transactions

Securities and commodities transactions are recorded on a trade-date basis as securities transactions occur. Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Premiums and unrealized gains and losses for purchased option contracts are recognized gross in the accompanying statement of financial condition.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk (Continued)

In addition, the Company has sold securities that it does not currently own, and will, therefore, be obligated to purchase said securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over five to seven years.

Income Taxes

There is no provision for income taxes in the accompanying financial statements. The members of the Company are to include their respective share of profits and losses of the Company in their individual and corporate tax returns.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NOTES RECEIVABLE

At December 31, 2005, notes receivable consisted of three notes from an unaffiliated company, which amounted to $594,304. Each note bears interest at 11¼%, with interest only payments payable monthly and quarterly. One note amounting to $137,569 is payable over three consecutive months, beginning May 2006. The other two notes amounting to $456,735 are payable at maturity in January 2007. These notes are secured by substantially all assets of the unaffiliated company.

NOTES TO THE FINANCIAL STATEMENTS

4. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

At December 31, 2005, marketable securities owned and securities sold, but not yet purchased, consist of trading securities at quoted market values, as illustrated below:

	Owned	Sold But Not Yet Purchased
Mortgage-backed securities	$ 18,200,417	
Corporate bonds	14,782,971	
Corporate stocks	45,763,375	$ 6,819,526
Options, warrants, and other	405,987	
	$ 79,152,750	$ 6,819,526

The Company owned mortgage-backed securities valued at $18,200,417 as of December 31, 2005, which earned interest during 2005 at a rate of approximately 4%. These mortgage-backed securities were pledged under reverse repo financings presented as loan – payable – mortgage backed securities on the statement of financial condition totaling $17,210,307 with their clearing broker with interest being charged at various rates between 3% to 5% and maturing within six months.

During 2005, the Company recognized net unrealized losses from securities owned and securities sold, but not yet purchased, in the amount of $15,388,130.

5. PAYABLE TO CLEARING BROKER

The payable to clearing broker is for the Company's transactions and is collateralized by securities owned by the Company.

6. NET CAPITAL REQUIREMENTS OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $12,303,565, which was $8,661,178 in excess of its required net capital of $3,642,387.

The Company maintained a ratio of aggregate indebtedness, as defined, to net capital at December 31, 2005, of 4.4 to 1.

7. LEASES

The Company leases the property used for its business location through June 30, 2007, for $2,779 per month.

Future minimum lease commitments are as follows:

2006	$ 30,954
2007	15,477
	$ 46,431

NOTES TO THE FINANCIAL STATEMENTS

8. RELATED PARTY TRANSACTIONS

During 2005, the Company paid consulting fees to a firm which is wholly-owned by a member. Fees paid for the year ended December 31, 2005, for services rendered totaled $12,000.

9. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2005

SCHEDULE I - COMPUTATION OF NET CAPITAL
AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

NET CAPITAL	
Total members' equity from statement of financial condition	$ 26,477,743
Less: Non-allowable assets	
Furniture and equipment – Net	2,867
Notes receivable	594,304
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	25,880,572
Haircuts on securities	13,577,007
NET CAPITAL	$ 12,303,565
AGGREGATE INDEBTEDNESS:	
Payable to clearing broker, securities sold but not yet purchased, and loan payable – mortgage-backed securities	$ 54,635,815
COMPUTATION OF NET CAPITAL REQUIREMENTS:	
Greater of net minimum capital requirements of $100,000 or 6 2/3% of total aggregate indebtedness	$ 3,642,387
EXCESS NET CAPITAL	$ 8,661,178
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.4 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2005 filed with the Securities and Exchange Commission and the amount included in the above computation follows:

Net capital, as reported in Company's Form X-17a-5, Part IIA	$ 12,697,099
Additional non-allowable note receivable	(420,730)
Reduction of haircuts on securities	27,196
Net capital, as reported above	$ 12,303,565

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

MEMBERS
RAMAT SECURITIES, LTD.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Ramat Securities, Ltd. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

We noted a matter involving the internal control and its operations that we consider to be a reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in our judgment, could adversely affect the organization's ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Ramat Securities, Ltd. for the year ended December 31, 2005, and this report does not affect our report thereon dated February 21, 2006. The Company maintains its accounting records on a spreadsheet which summarizes activity in the broker clearing account on a monthly basis. No double entry general ledger system or interim financial statements are maintained. Management has adopted a corrective action plan to implement a double entry general ledger system and prepare interim financial statements.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, the reportable condition described above is not believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen McCurdy

February 21, 2006
Westlake, Ohio